575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

KATHLEEN H. MORIARTY kathleen.moriarty@kattenlaw.com 212.940.6304 direct 212.894.5504 fax

July 2, 2009

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to Registration on Form S-1

ETFS Gold Trust

Registration No.: 333-158221

Dear Ladies and Gentlemen:

On behalf of ETF Securities USA LLC (the “Sponsor”), our client and the sponsor of ETFS Gold Trust (the “Trust”), we are filing with this correspondence Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s registration statement on Form S-1 (the “Registration Statement”) concerning the registration of the ETFS Physical Swiss Gold Shares under the Securities Act of 1933 (the “Securities Act”). Blacklined copies of the Amendment that have been marked to show changes as against the original filing of the Registration Statement are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to Staff’s comment letter to Fred Jheon, then-President and Chief Executive Officer of the Sponsor, dated April 16, 2009 by Mr. H. Roger Schwall, we offer the following responses (the headings below corresponding to the headings in such comment letter with the numbered responses corresponding to the comment numbers of the comment letter). Please note that Mr. Graham Tuckwell currently serves in the roles of President and Chief Executive Officer of the Sponsor. Capitalized terms used in this letter but not otherwise defined herein are used with the meanings ascribed to them in the Registration Statement.

General

1.            The Amendment contains all information that can be provided at this time. Until the Trust is formed, which will occur upon the sale of the Seed Baskets to the Initial Purchaser, certain items will remain omitted, including, among other things, audited financial statements reflecting the seed capitalization of the Trust. The Sponsor anticipates filing an additional pre-

Securities and Exchange Commission

July 2, 2009

effective amendment that will make the Registration Statement complete in all material respects immediately upon the formation and seeding of the Trust.

2.            Per our discussions with the Staff, we have included a draft form of the Trust’s financial statements and notes thereto that are intended to be compliant with Item 11(e) of Form S-1. All disclosures responsive to Item 11 of Form S-1 that are applicable to the Trust, which is a grantor trust, have been provided in the Amendment either as complete disclosures or incomplete placeholders requiring information available only after the sale of the Seed Baskets.

3.            Please see our response to Comment No. 1 above. The consents of experts and counsel in response to Item 601(b) of Regulation S-K will be filed as exhibits to a future pre-effective amendment to the Registration Statement.

Closing Comments

Where we have responded to a comment concerning one location, we have made corresponding changes also concerning similar disclosure appearing elsewhere in the Registration Statement.

All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

In the event that the Sponsor requests acceleration of the effective date of the Registration Statement on behalf of the Trust, it will furnish a letter containing the requested acknowledgements.

Please do not hesitate to contact me at (212) 940-6304, Peter Shea at (212) 940-6447 or Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or the Amendment.

Very truly yours,

/s/ Kathleen H. Moriarty

Kathleen H. Moriarty

cc (w/enclosures):	Mr. H. Roger Schwall
Ms. Tracy L. McNeil
Mr. Donald F. Delaney
Mr. Fred Jheon
Mr. Graham Tuckwell
Mr. Peter J. Shea
Mr. Gregory Xethalis